                                         FILED BY: EYETECH PHARMACEUTICALS, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                  SUBJECT COMPANY: EYETECH PHARMACEUTICALS, INC.
                                                 COMMISSION FILE NO.: 333-128446
(EYETECH LOGO)

FOR IMMEDIATE RELEASE

CONTACT:

INVESTORS:                           MEDIA:

GLENN SBLENDORIO                     CHRIS SMITH
CHIEF FINANCIAL OFFICER              PUBLIC RELATIONS & CORPORATE COMMUNICATIONS
T: 212-824-3100                      T: 212-824-3203
E-mail: glenn.sblendorio@eyetech.com E-mail: chris.smith@eyetech.com
www.eyetech.com                      www.eyetech.com

              EYETECH REPORTS THIRD QUARTER 2005 FINANCIAL RESULTS

 COMPANY ACHIEVES OPERATING PROFITABILITY, EXCLUDING CERTAIN CHARGES, BASED ON
    TOTAL REVENUE OF $67.4 MILLION AND NET PRODUCT REVENUE OF $55.5 MILLION

NEW YORK - OCTOBER 31, 2005 - EYETECH PHARMACEUTICALS, INC. (NASDAQ: EYET), a biopharmaceutical company that specializes in the development and commercialization of novel therapeutics to treat diseases of the eye, today reported its consolidated financial results for the third quarter of 2005. Key results and developments included:

o Total revenue was $67.4 million. Net product revenue for Macugen was $55.5 million, an 18% increase over the previous quarter. GAAP net loss was $5.2 million, compared to a GAAP net loss of $24.7 million for the comparable period in 2004. The GAAP net loss included a $5.3 million non-cash charge for restricted stock primarily issued in June 2005 and $2.7 million of merger and other non-recurring charges. Excluding these charges, Eyetech achieved operating profitability during the quarter, with non-GAAP net income of $2.8 million.

o On August 21, 2005, Eyetech entered into a definitive merger agreement with OSI Pharmaceuticals, Inc. (Nasdaq: OSIP), whereby OSI has agreed to acquire Eyetech. On November 10, 2005, Eyetech will hold a special meeting of stockholders to vote on the

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Eyetech Reports Third Quarter 2005 Financial Results
Page 2 of 10

      acquisition by OSI. Assuming a positive vote, Eyetech anticipates that the transaction will close shortly thereafter.

"Macugen continued to capture an increasing share of a growing market, allowing Eyetech to achieve operating profitability for the first time, excluding certain charges," noted David R. Guyer, M.D., Chief Executive Officer of Eyetech. "We have set a solid financial foundation as we approach our next phase of growth and development as part of OSI Pharmaceuticals."

Macugen is the most prescribed treatment for neovascular age-related macular degeneration (neovascular AMD), with more than 50,000 patients treated since the product was launched in January 2005. Twice as many patients were treated with Macugen than with photodynamic therapy during July, according to the most recent data from Verispan, a firm that tracks physician claims submitted to Medicare and private insurers. More than 138,000 patients were treated for neovascular AMD year-to-date through July, a 44% increase over the same period in 2004.

"Recently published data provide new insight into Macugen's efficacy in patients with early disease, and also points to Macugen's potential in the treatment of diabetic eye complications," noted Paul Chaney, Chief Operating Officer of Eyetech. A retrospective analysis published in the October/November issue of Retina suggests that treatment with Macugen may provide better results in patients with early stage neovascular AMD. Results of a Phase 2 study of Macugen for the treatment of diabetic macular edema (DME) were published in the October issue of Ophthalmology.

The clinical development program for Macugen continues. Eyetech and Pfizer have completed enrollment of a Phase 2 study of Macugen for the treatment of retinal vein occlusion (RVO). As announced earlier this month, Eyetech and Pfizer enrolled the first patient in a Phase 3 study of Macugen for the treatment of DME and diabetic retinopathy. During the quarter, Eyetech and Pfizer also announced that they expect the European Medicines Agency to approve Macugen for the treatment of neovascular AMD, based on a positive opinion from an advisory committee.

Eyetech will not hold a conference call to discuss quarterly results.

                                       2

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Eyetech Reports Third Quarter 2005 Financial Results
Page 3 of 10

THIRD QUARTER 2005 FINANCIAL HIGHLIGHTS

                                          Three Months Ended
                                            September 30,
                                            -------------
                                           2005          2004
                                           ----          ----

REVENUE:
Gross product revenue ............      $ 58,649       $     --
Less: Distribution service fees,
allowance and returns ............        (3,171)            --
                                        --------       --------
Net product revenue ..............        55,478             --
License fees .....................         3,061          1,408
Reimbursement of development costs         7,678         12,058
Other revenue ....................         1,161             --
                                        --------       --------
TOTAL REVENUE ....................      $ 67,378       $ 13,466
                                        ========       ========

- For the third quarter of 2005, total revenue was $67.4 million. Gross product revenue from Macugen was $58.6 million, while net product revenue was $55.5 million. On September 30, we estimate that there was less than two weeks of Macugen supply in the wholesale distribution network, which is consistent with prior periods.

- Collaboration revenues were $10.8 million for the third quarter of 2005, compared to $13.5 million for the same period in 2004. Collaboration revenue in the third quarter of 2005 comprises $7.7 million in reimbursement of development costs from Pfizer Inc and $3.1 million from the amortization of deferred license fees, compared to $12.1 million and $1.4 million, respectively, for the same period in 2004.

- Cost of goods sold for the third quarter of 2005 includes costs associated with the manufacture of Macugen, royalty expenses and other fees. Royalty expenses are paid under our agreements with Gilead Sciences, Isis Pharmaceuticals and Nektar Therapeutics and are based on net Macugen sales. Gross margins on net sales of Macugen continued at 79% in the third quarter of 2005.

- Research and development expenses were $23.3 million for the third quarter of 2005, compared to $25.9 million for the same period in 2004. The change in research and development expenses was primarily attributable to a $3.0 million reduction in licensing fees incurred in connection with regulatory filings in 2004 and a $2.4 million reduction in manufacturing related costs, which prior to the approval of Macugen had

                                       3

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Eyetech Reports Third Quarter 2005 Financial Results
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      been included in research and development expenses. These reductions were partially offset by an increase of $3.4 million in expenditures related to clinical trials for the use of Macugen in the treatment of neovascular AMD, DME and retinal vein occlusion (RVO) and pre-trial costs for a Phase 4 cosmbination trial of Macugen and Visudyne versus Macugen, as well as discovery and development of other product candidates.

- Sales and marketing expenses increased to $10.7 million for the third quarter of 2005 from $9.3 million for the same quarter in 2004. The increase in sales and marketing expenses of $1.4 million was primarily related to an increase of $3.1 million in expenses relating to our sales field force and a non-cash charge for the restricted stock, which was offset by a reduction of $1.7 million incurred in non-personnel promotional and marketing expenses from the same period in 2004.

- General and administrative expenses were $6.9 million for the third quarter of 2005, compared to $4.0 million for the same quarter in 2004. General and administrative expense in the third quarter of 2005 includes $2.0 million of expenses related to our pending merger with OSI Pharmaceuticals, a $2.1 million non-cash charge for restricted stock and a $0.7 million write-off of previously capitalized assets related to changes in our manufacturing build plan.

- Collaboration profit sharing of $22.0 million consists of Pfizer's share of net product sales of Macugen less cost of goods sold within the United States.

- GAAP net loss attributable to common stockholders decreased to $5.2 million for the third quarter of 2005, compared to $24.7 million for the same period in 2004. The GAAP net loss of $5.2 million in 2005 included a non-cash charge of $5.3 million related to the restricted stock primarily issued in June 2005, merger expenses of $2.0 million and other non-recurring charges of $0.7 million. Excluding these charges, we had non-GAAP net income for the third quarter of $2.8 million.

- Basic and diluted net loss per common share for the quarter ended September 30, 2005, was $0.12, compared to $0.60 in 2004.

                                       4

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Eyetech Reports Third Quarter 2005 Financial Results
Page 5 of 10

- On September 30, 2005, Eyetech had $231.5 million in cash, cash equivalents and marketable securities. Accounts receivable and inventory totaled $92.6 million and $10 million, respectively, at September 30, 2005.

OUTLOOK

For the year ending December 31, 2005, we maintain our forward-looking guidance for net product revenue from the sale of Macugen at a range of $175-$190 million and anticipate a continued trend toward profitability in the fourth quarter.

ABOUT EYETECH

Eyetech Pharmaceuticals, Inc. is a biopharmaceutical company that specializes in the development and commercialization of novel therapeutics to treat diseases of the eye. Eyetech's initial focus is on diseases affecting the back of the eye. Eyetech is commercializing and further developing Macugen(R) (pegaptanib sodium injection) with Pfizer Inc for the treatment of neovascular AMD. Macugen is also being studied for other indications, including DME, diabetic retinopathy and RVO.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

OSI and Eyetech have entered into a definitive merger agreement whereby OSI has agreed to acquire Eyetech. OSI filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC) containing a proxy statement/prospectus in connection with the proposed merger. The registration statement has been declared effective and the proxy statement/prospectus has been mailed to the stockholders of Eyetech to consider and vote upon the proposed merger at a special meeting scheduled for November 10, 2005. Investors and stockholders are urged to carefully read the proxy statement/prospectus and other relevant materials filed with the SEC because they contain important information about OSI, Eyetech, the merger, and other related matters. Investors and stockholders may obtain free copies of these documents and other documents filed with the SEC at the SEC's web site at www.sec.gov. These documents can also be obtained for free from OSI by directing a request to OSI Investor Relations at 631-962-2000 and for free from Eyetech by directing a request to Eyetech Investor Relations at 212-824-3100.

                                       5

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Eyetech Reports Third Quarter 2005 Financial Results
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PARTICIPANTS IN THE MERGER

OSI, Eyetech and their respective executive officers, directors and other members of management or employees may be deemed to be participants in the solicitation of proxies from Eyetech stockholders with respect to the transactions contemplated by the merger agreement. Information regarding OSI's executive officers and directors is available in OSI's Annual Report on Form 10-K for the year ended September 30, 2004 and its proxy statement dated February 2, 2005 for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Eyetech's executive officers and directors is available in Eyetech's Annual Report on Form 10-K for the year ended December 31, 2004, its proxy statement dated April 11, 2005 for its 2005 Annual Meeting of Stockholders and its Current Report on Form 8-K dated June 15, 2005, which are filed with the SEC. You can obtain free copies of these documents from OSI and Eyetech using the contact information above. Additional information regarding interests of such participants are included in the registration statement containing the proxy statement/prospectus that has been filed with the SEC and is available free of charge as indicated above.

In addition, in connection with the execution of the merger agreement, Dr. David Guyer, Eyetech's Chief Executive Officer, Paul G. Chaney, Eyetech's Chief Operating Officer, and Dr. Anthony P. Adamis, Eyetech's Chief Scientific Officer, have entered into letter agreements with OSI setting forth the terms under which these individuals will continue their employment with OSI following the merger. Furthermore, in connection with the execution of the merger agreement, Eyetech's Board of Directors authorized the payment of transaction completion bonuses in the aggregate amount of $350,000. The recipients of these bonuses, and the amounts they may receive, are determined by Eyetech's Board of Directors based on the recommendation of its Compensation Committee. Such recipients may include executive officers of Eyetech. Additional information regarding these arrangements and the interests of such participants is included in the registration statement containing the proxy statement/prospectus that has been filed with the SEC and is available free of charge as indicated above.

                                       6

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Eyetech Reports Third Quarter 2005 Financial Results
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SAFE HARBOR STATEMENT

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our strategy, future operations, future clinical trials, future financial position, future sales, future revenues, future profitability, projected costs, prospects, plans and objectives of management are forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from the forward-looking statements that we make, including risks related to the closing of the pending merger with OSI, continued acceptance of Macugen by the medical community, by patients receiving therapy and by third party payors; supplying sufficient quantities of Macugen to meet anticipated market demand; our dependence on third parties to manufacture Macugen; the impact of competitive products and potentially competitive product candidates; our dependence on our strategic collaboration with Pfizer; obtaining, maintaining and protecting the intellectual property incorporated into our product candidates; new information arising out of clinical trial results; successful recruitment of patients for the clinical development of Macugen in other indications; successful outcomes in the further clinical development of Macugen; regulatory approval of Macugen for other indications; and the success of Macugen's recent launch generally. These and other risks are described in greater detail in the "Risk Factors" section of the proxy statement/prospectus on Form S-4 filed by OSI Pharmaceuticals, Inc. with the United States Securities and Exchange Commission. Our forward-looking statements do not reflect the potential impact of any future acquisitions, our pending acquisition by OSI, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

                                       ###

                                       7

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Eyetech Reports Third Quarter 2005 Financial Results
Page 8 of 10

EYETECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands)
(Unaudited)

                                                                    QUARTER ENDED               NINE MONTHS ENDED
                                                                     SEPTEMBER 30,                 SEPTEMBER 30,
                                                                     -------------                 -------------
                                                               2005             2004           2005            2004
                                                               ----             ----           ----            ----
Gross product revenue                                       $  58,649       $      --       $ 133,725       $      --
Less: Distribution service fees, allowance and returns         (3,171)             --          (7,594)             --
                                                            ---------       ---------       ---------       ---------
Net product revenue                                            55,478              --         126,131              --
Collaboration revenue                                          11,900          13,466          32,932          37,729
                                                            ---------       ---------       ---------       ---------
Total revenue                                                  67,378          13,466         159,063          37,729

Costs and expenses:
      Cost of goods sold                                       11,640              --          26,158              --
      Research and development                                 23,326          25,879          67,388          81,723
      Sales and marketing                                      10,698           9,342          33,062          19,320
      Collaboration profit sharing                             22,005              --          50,226              --
      General and administrative                                6,921           3,962          15,365           9,924
                                                            ---------       ---------       ---------       ---------
         Total costs and expenses                              74,590          39,183         192,199         110,967

Operating loss                                                 (7,212)        (25,717)        (33,136)        (73,238)

      Interest income, net                                      2,010           1,000           5,477           2,488
                                                            ---------       ---------       ---------       ---------
      Loss before income taxes                                 (5,202)        (24,717)        (27,659)        (70,750)
      Provision for income taxes                                   --              --              --              --
                                                            ---------       ---------       ---------       ---------
Net loss                                                       (5,202)        (24,717)        (27,659)        (70,750)
      Preferred stock accretion                                    --              --              --            (816)
                                                            ---------       ---------       ---------       ---------
Net loss attributable to common
 stockholders                                               $  (5,202)      $ (24,717)      $ (27,659)      $ (71,566)
                                                            =========       =========       =========       =========
Basic and diluted net loss per
 common share                                               $   (0.12)      $   (0.60)      $   (0.64)      $   (1.97)
                                                            =========       =========       =========       =========
Weighted average common
 shares outstanding                                            43,801          40,912          43,349          36,294
                                                            =========       =========       =========       =========
Pro forma basic and diluted
 net loss per common share                                                                                  $   (1.83)
                                                                                                            =========
Pro forma weighted average
 common shares outstanding                                                                                     39,059
                                                                                                            =========

Each outstanding share of preferred stock of the company automatically converted into one share of common stock upon completion of the company's initial public offering in February 2004. Accordingly, pro forma basic and diluted net loss per common share has been calculated assuming the preferred stock was converted as of the original date of issuance of the preferred stock. Pro forma common shares outstanding for the quarter ended September 30, 2004 of 39,059 is based on the conversion of 2,765 shares of our convertible preferred stock on a weighted average basis as of September 30, 2004. All shares were converted at September 30, 2005 and have been included in the weighted average common shares outstanding.

                                       8

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Eyetech Reports Third Quarter 2005 Financial Results
Page 9 of 10


EYETECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)
(Unaudited)


                                                        SEPTEMBER 30, 2005     DECEMBER 31, 2004
                                                        ------------------     -----------------
Cash and cash equivalents                                    $ 40,664              $ 40,780
Marketable securities                                         190,814               170,715
Other current assets                                          114,796                99,834
Net fixed assets and other assets                              37,964                28,130
                                                             --------              --------
         Total assets                                        $384,238              $339,459
                                                             ========              ========

Current liabilities                                          $ 93,197              $ 41,294
Long-term liabilities                                           8,159                 7,321
Deferred revenue, less current portion                        149,820               159,706
Stockholders' equity                                          133,062               131,138
                                                             --------              --------
         Total liabilities and stockholders' equity          $384,238              $339,459
                                                             ========              ========


Eyetech Reports Third Quarter 2005 Financial Results
Page 10 of 10


      The press release contains both GAAP and non-GAAP financial measures for the three months ended September 30, 2005. The non-GAAP financial measure included in the press release is GAAP net income excluding $5.3 million of non-cash restricted stock charges, $2.0 million of direct merger costs and $0.7 million of other non-recurring expenses. The equity charge of $5.3 million is related primarily to the June 28, 2005 issuance of 1,481,611 shares of restricted stock with a purchase price of $0.01 per share to most employees and directors of the Company. The restricted stock has a one year vesting requirement. The direct merger costs of $2.0 million were incurred for due diligence activities related to the proposed acquisition of the Company by OSI Pharmaceuticals, Inc., such as external accounting and legal fees. The non-recurring expenses of $0.7 million related to changes in our manufacturing build plan. Non-GAAP financial measures should be considered in addition to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP. The table of reconciliation is attached.

      The press release includes non-GAAP financial measures because our management uses this information to monitor and evaluate Eyetech's operating results and trends on an on-going basis. Our management believes the non-GAAP information is also useful for investors because the charges relating to the recently issued restricted stock and direct merger related expenses are both unusual due their size and infrequency. Consequently, excluding those items from our net income provides users of the financial statements an important insight into our operating results and related trends that affect our business. In addition, our management uses non-GAAP financial information and measures internally for operating, budgeting and financial planning purposes.

EYETECH PHARMACEUTICALS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands)
(Unaudited)

                                                                  QUARTER ENDED SEPTEMBER 30,
                                                                  ---------------------------
                                                                           2005
                                                                           ----
                                                       NON-CASH         MERGER         OTHER NON-
                                         GAAP        COMPENSATION    RELATED COSTS     RECURRING      NON-GAAP
                                         ----        ------------    -------------     ---------      --------
Net product revenue                     $ 55,478       $     --         $     --       $     --       $ 55,478
Collaboration revenue                     11,900             --               --             --         11,900
                                        --------       --------         --------       --------       --------
Total revenue                             67,378             --               --             --         67,378

Costs and expenses:
      Cost of goods sold                  11,640             --               --             --         11,640
      Research and development            23,326          1,819               --             --         21,507
      Sales and marketing                 10,698          1,387               --             --          9,311
      Collaboration profit sharing        22,005             --               --             --         22,005
      General and administrative           6,921          2,061            2,015            701          2,145
                                        --------       --------         --------       --------       --------
        Total costs and expenses          74,590          5,268            2,015            701         66,607

Operating loss                            (7,212)        (5,268)          (2,015)          (701)           771

      Interest income, net                 2,010             --               --             --          2,010
                                        --------       --------         --------       --------       --------
      Loss before income taxes            (5,202)        (5,268)          (2,015)          (701)         2,781
      Provision for income taxes              --             --               --             --             --
                                        --------       --------         --------       --------       --------
Net loss                                  (5,202)        (5,268)          (2,015)          (701)         2,781
      Preferred stock accretion
                                        --------       --------         --------       --------       --------
Net loss attributable to common
 stockholders                           $ (5,202)      $ (5,268)        $ (2,015)      $   (701)      $  2,781
                                        ========       ========         ========       ========       ========

Basic and diluted net loss per
 common share                           $  (0.12)
                                        ========
Weighted average common
 shares outstanding                       43,801
                                        ========

                                       10